BC Form 51-901 F

ISSUER DETAILS

Continuous Disclosure Type:	Annual Financial Statements
For the Period Ended:	December 31, 2003
Date of Report:	May 19, 2004
Name of Issuer:	Lingo Media Inc.
Issuer Address:	151 Bloor Street West, Suite 890
Toronto, Ontario, Canada, M5S 1S4
Issuer Telephone Number:	416 927 7000 X 24
Issuer Fax Number:	416 927 1222
Contact Name:	Imran Atique
Contact E-Mail Address:	iatique@lingomedia.com
Website Address:	www.lingomedia.com

CERTIFICATE:

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Signed:

“Michael P. Kraft”

Signed:

“Richard J. G. Boxer”

Date:

May 19, 2004

LINGO MEDIA INC.

SCHEDULE A:

Please see the interim financial statements filed on SEDAR.

SCHEDULE B:

1- General and Administrative Expenses

Advertising and promotion	$ 5,186
Management fees	143,017
Salaries and benefits	327,723
Office and general	175,768
Travel	17,728
Rent	39,761
Equipment leases	3,686
Foreign exchange loss	47,733
Professional fees	71,151
Shareholder services	55,285
Grants	(283,985)
Bank Charges	4,530

Total	607,583

2- Related Party Transactions

During the year, Lingo Media Inc. (“the Company”) paid consulting fees of $124,389 to a company controlled by a director of the Company in the normal course of business.  The shareholder loans, owed to two directors and a spouse of a director, were interest bearing at 12% (2002 - 12%) per annum.  Interest expense for the year was $15,665.

3- Summary of Securities Issued and Options Granted during the Period.

Common Share

Date of Issue	Number Issued	Exercise Price	Total Value

Warrants exercised	December 31, 2003	2,583,030	$ 0.12	$309,964
Stock options exercised	October 31, 2003	10,000	$ 0.10	$1,000

4- Summary of Securities at the end of the Period

Common shares outstanding as at December 31, 2003	23,544,607
Options to purchase common shares outstanding	2,026,006

5- Directors and Officers as of the date of this Report is signed and filed.

Michael P. Kraft	Director, President & Chief Executive Officer
Richard J.G. Boxer	Director
Richard H. Epstein	Director
Scott Remborg	Director
Chen Geng	Director
Khurram R. Qureshi	Chief Financial Officer
Imran Atique	Secretary & Treasurer

Description of Business

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

Management Discussion and Analysis

The following Management’s Discussion and Analysis should be read in conjunction with the Company’s annual audited financial statements for the fiscal year ended December 31, 2003 and the accompanying notes.

Revenue

Lingo Media earns its revenues from two distinct markets, China and Canada. Overall, the revenue for the fiscal year 2003 was $1,017,817 compared to $1,329,120 for 2002, a 23.42% decrease.

In China, Lingo Media develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and earns recurring royalty revenues from its co-publishers and distributors. Royalty revenue in China is payable in US dollars. The absolute increase in revenue from China was 29%, US$759,948 in 2003 as compared to US$589,737. Due to the decline in the US dollar in 2003 the revenue from China in Canadian dollars could not reflect the same increase and was limited to 6% due to the foreign exchange translation.

In Canada the company sells its product in the educational market. The revenue in Canada reduced from $397,336 to $29,884. This reduction in revenue was primarily due to the lack of financing for Early Literacy Learning materials from Ontario Ministry of Education.

Cost of Sales and Margin

Cost of sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for 2003 was $171,471 as compared to $444,275 for the same period last year.

The gross margin for fiscal year 2003 was $846,346 as compared to $884,845 for the same period last year. During 2003, the Company’s gross margins percentage increased to 83% as compared to 67% during 2002. The increase in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2002 was earned mainly from finished product sales in Canada and royalty sales in China, compared to revenue for 2003, which was generated primarily from high margin recurring royalty sales in China.

General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were $607,583 for the year-ended 2003, an increase of $133,423 over the same period for 2002 of $474,160. This increase is due to; additional employee compensation and consulting fees of $164,173, a foreign exchange loss of $47,738 sustained by the Company due to the decrease in US dollar as compared to Canadian dollars and a one time fees payment of $35,000 for listing on Berlin exchange as compared to last year.

Amortization

Amortization includes amortization of property and equipment, development costs, acquired publishing content and software development costs. Amortization charge for the year 2003 was consistent with the prior year.

Stock-Based Compensation

The amortization for the stock-based compensation was $25,708 for the year ended December 31, 2003 as compared to $4,792 for last year, an increase of $20,916. This increase is attributable to the increased number of stock options vested during the period that were issued to consultants.

EBITA

The Company reported an EBITA (earnings before interest, taxes and amortization) of $238,763 for the fiscal year 2003 as compared to $410,685 for last year, a 42.7% decrease due to decrease in revenue in Canada, foreign exchange losses and increased employee compensation and consulting fees.

Net (Loss) Income

The Company reported a loss before extraordinary items and taxes of $(113,831) for the year ended December 31, 2003 as compared to a income of $104,409 for last year. Income taxes for the year 2003 amounted to $143,251, compared to a gain on issue of shares of subsidiary and income taxes amounted to $101,588 and $138,122 respectively for last year. The Company reported no extra-ordinary items for 2003. The Company reported a net loss of $(257,082) for the fiscal year 2003 as compared to a net income of $67,875 after extra-ordinary items and income taxes for previous year.

Liquidity and Capital Resources

During 2003, the Company’s operating activates provided cash of $91,940 an increase of $89,702 as compared to cash provided by operating activities of $2,238 in last year.

As of December 31, 2003, the Company had cash of $232,502 and accounts receivables of $528,092. The Company’s current assets amounted to $823,685 with current liabilities of $177,245 resulting in a working capital surplus of $646,440.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.